UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 15) *

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Bernhard Goepelt
Senior Vice President and General Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding, and 0% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

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(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding, and 0% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

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(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding, and 0% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* OO (limited liability company)

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(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

CUSIP No. (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,241 shares of Series A Common Stock, no par value, and 0 shares of Series B Common Stock, no par value
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the shares of Series A Common Stock, no par value, outstanding, and 0% of the shares of Series B Common Stock, no par value, outstanding
14	TYPE OF REPORTING PERSON* CO

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(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

This Amendment No. 15 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company (“KO”) and certain of its subsidiaries, as amended by Amendments No. 1 through No. 14 (as further amended by this Amendment No. 15, the “Schedule 13D”).
Coca-Cola de Chile S.A. (“CC Chile”) owns directly 67,938,179 shares of Series A Common Stock, no par value (“Series A Stock”) of Embotelladora Andina S.A. (“Andina”). Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) (“CC Argentina”) owns directly 1,410,062 shares of Series A Stock. CC Chile and CC Argentina are direct subsidiaries of The Coca Cola Export Corporation (“Export”), and Export is a direct wholly owned subsidiary of KO. CC Chile, CC Argentina, Export and KO are herein collectively referred to as the “Reporting Persons.”
Based on the Form 6-K filed by Andina with the U.S. Securities and Exchange Commission on December 17, 2018, a total of 473,289,301 shares of Series A Stock and a total of 473,281,303 shares of Series B Common Stock, no par value (“Series B Stock”) were outstanding.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated as follows:
CC Chile owns directly 67,938,179 shares of Series A Stock, and CC Argentina owns directly 1,410,062 shares of Series A Stock. KO, Export, CC Chile and CC Argentina collectively beneficially own and have sole voting and dispositive power over an aggregate of 69,348,241 shares of Series A Stock, representing 14.7% of the outstanding Series A Stock.
The Reporting Persons sold all 69,348,241 shares of Series B Stock owned by them, consisting of 67,938,179 shares of Series B Stock held by CC Chile and 1,410,062 shares of Series B Stock held by CC Argentina, through a book auction (subasta de un libro de órdenes) in compliance with Chilean law and the rules of the Santiago Stock Exchange at the clearing price of $3.82 per share, that commenced on January 29, 2019 and ended on January 31, 2019 (the “Offering”). Following the consummation of the Offering the Reporting Persons ceased to be the beneficial owners of any shares of Series B Stock as of January 31, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2019	THE COCA-COLA COMPANY By: /s/ Kathy N. Waller Name: Kathy N. Waller Title: Executive Vice President & Chief Financial Officer

Date: February 5, 2019	THE COCA-COLA EXPORT CORPORATION By: /s/ Larry Mark Name: Larry Mark Title: Vice President and Controller

Date: February 5, 2019	COCA-COLA DE CHILE S.A. By: /s/ Daniel Vercelli Name: Daniel Vercelli Title: General Manager Chile

Date: February 5, 2019	SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ Jose Maria Cagliolo Name: Jose Maria Cagliolo Title: Director